BIO-KEY INTERNATIONAL, INC.

3349 Highway 138, Building A, Suite E

Wall, New Jersey 07719

January 28, 2015

VIA EDGAR

Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	BIO-key International, Inc.- Registration Statement on Form S-1
Commission File No. 333-200887

Dear Mr. Shuman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BIO-key International, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-200887) (the “Registration Statement”), so that it may become effective at 4:30 p.m. on January 29, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this request. We request that such effectiveness be confirmed in writing.

Very truly yours,

BIO-KEY INTERNATIONAL, INC.

By: /s/ Michael W. DePasquale

       Michael W. DePasquale

       Chief Executive Officer